United States securities and exchange commission logo





                            April 8, 2021

       Milton Childress
       Chief Financial Officer
       ENPRO INDUSTRIES, INC
       5605 Carnegie Boulevard
       Suite 500
       Charlotte, NC 28209

                                                        Re: ENPRO INDUSTRIES,
INC
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-31225

       Dear Mr. Childress :

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Management's Discussion and Analysis
       Results of Operations, page 30

   1. We note your presentation of Total Adjusted Segment EBITDA and Total Segment Profit
                                                        in the table on page 28
and 30, respectively. Please be advised that the presentation of total segment profit
or loss measure in any context other than ASC 280 required
                                                        reconciliation in the
footnote would be considered a presentation of a non-GAAP financial measure. In this
regard, please comply with the disclosure requirements outlined in Item
                                                        10(e)(1)(i) of
Regulation S-K with respect to Total Adjusted Segment EBITDA and Total
                                                        Segment Profit.
Further, your presentation of Total Adjusted Segment EBITDA in the table on page 30,
including the reconciliation of Adjusted Segment EBITDA to income from continuing
operation before income taxes, should be revised to present the most directly comparable
GAAP measure with equal or greater prominence. Refer to Questions
 Milton Childress
FirstName   LastNameMilton
ENPRO INDUSTRIES,     INC Childress
Comapany
April       NameENPRO INDUSTRIES, INC
       8, 2021
April 28, 2021 Page 2
Page
FirstName LastName
         102.10 and 104.04 of the SEC's Division of Corporation Finance C&DIs on Non-GAAP
         Financial Measures.
Reconciliation of Non-GAAP Financial Measures to the Comparable GAAP Measures Reconciliation of Segment Profit to Adjusted Segment EBITDA, page 49

2. Please explain why you have provided a reconciliation of Segment Profit to Adjusted
         Segment EBITDA. Both Segment Profit and Adjusted Segment EBITDA appear to be
         Non-GAAP financial measures. Please revise accordingly.
Reconciliation of Net Income Attributable to EnPro Industries, Inc. to Adjusted EBITDA, page
50

3. We note in your reconciliation of Net Income Attributable to EnPro Industries, Inc. to
         Adjusted EBITDA, you arrive at a subtotal labeled EBITDA. The adjustments used to arrive at EBITDA include items other than interest, taxes and depreciation and amortization. Measures that are calculated differently should not be characterized as
         EBITDA and should be distinguished. Additionally, we were unable to find the required disclosures in accordance with Item 10(e)(1)(i)(c)-(d) of Regulation S-K relating this non-
         GAAP measure. Please revise accordingly.
Notes to the Consolidated Financial Statements
10. Business Segment Information, page 104

4. We note from your disclosures provided elsewhere in the filing that in connection with realigning your reportable segments you determined the primary metric used by management to allocate resources and assess segment performance had shifted from segment profit to adjusted segment EBITDA. Please tell us if segment profit is provided to
         your chief operating decision maker (   CODM   ) and if it continues
to be used by your
         CODM as a measure of segment profit or loss in assessing segment performance and deciding how to allocate resources. In this regard, we note from your segment footnote you have included disclosures surrounding segment profit and it is also presented in the reconciliation of adjusted segment EBITDA to income (loss) from continuing operations before income taxes. In addition, we note on page 49 that segment profit has been provided on a segment basis. If segment profit continues to be used by your CODM as a measure of segment profit or loss, please tell us your consideration of ASC 280-10-50-28.
         If not, please explain the presentation of this measure in the segment footnote or remove it as the measure would be considered non-GAAP. Refer to Item 10(e)(1)(ii)(C) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Milton Childress
ENPRO INDUSTRIES, INC
April 8, 2021
Page 3

       You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters or with any other questions.



                                                           Sincerely,
FirstName LastNameMilton Childress
                                                           Division of
Corporation Finance
Comapany NameENPRO INDUSTRIES, INC
                                                           Office of
Manufacturing
April 8, 2021 Page 3
cc:       Robert McLean
FirstName LastName